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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

FORM 12b-25                                            SEC File Number 0-13304
                                                       CUSIP Number 159300 10 2

                          NOTIFICATION OF LATE FILING

                                  (Check One):

(X)  Form 10-K     (  )  Form 11-K         (  )  Form 20-F     (  )  Form 10-Q

                        For Period Ended:  JUNE 30, 1996

________________________________________________________________________________
              Nothing in this Form shall be construed to imply that
              the Commission has verified any information contained herein.
________________________________________________________________________________

                 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                        Not Applicable.
________________________________________________________________________________
PART I - REGISTRANT INFORMATION
________________________________________________________________________________

           Full Name of Registrant:  CHANTAL PHARMACEUTICAL CORPORATION

           Former Name if Applicable:
________________________________________________________________________________

           Address of Principal Executive Office: 12121 WILSHIRE BOULEVARD, SUITE 1120
________________________________________________________________________________

           City, State and Zip Code:  LOS ANGELES, CALIFORNIA 90025
________________________________________________________________________________
PART II - RULES 12b-25(b) AND (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

           (X) (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

           (X) (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

           (X) (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

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________________________________________________________________________________
PART III - NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant has not yet completed its review and necessary analysis of all of the business and financial information necessary to allow the Registrant to complete the narrative disclosure and financial statements for the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 and to allow the Company's newly engaged independent auditors, BDO Seidman, LLP, the opportunity to complete its audit procedures to enable it to render its opinion within the prescribed period. See Exhibit I.

________________________________________________________________________________
PART IV - OTHER INFORMATION
________________________________________________________________________________
   (1) Name and telephone number of person to contact in regard to this notification:

          Chantal Burnison         (310)              207-1950
             (Name)             (Area Code)       (Telephone number)

   (2)   Have all other periodic reports required (under
         Section 13 or 15(d) of the Securities Exchange Act     (X) Yes  ( ) No
         of 1934) during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

   (3)   Is it anticipated that any significant change in
         results of operations from the corresponding         * (X) Yes  ( ) No
         period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

         If so: attach an explanation of the anticipated change, both herewith narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. (See the following)

* The Registrant is not able to give any indication of its results of operations due to various accounting issues being reviewed with the Registrant's newly engaged independent auditors.

Chantal Pharmaceutical Corporation has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 30, 1996                CHANTAL PHARMACEUTICAL CORPORATION


                                            By: /s/ Chantal Burnison
                                                ------------------------
                                                Chantal Burnison
                                                Chief Executive Officer
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                                                                   EXHIBIT I



[BDO LOGO]                  [BDO SEIDMAN, LLP LETTERHEAD]



                               September 27, 1996



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Chantal Pharmaceutical Corporation (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended June 30, 1996 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 1996 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended June 30, 1996, and agree with the statements made therein as they related to accounting and auditing matters.


                                        Very truly yours,


                                        /s/  BDO SEIDMAN, LLP


                                        BDO Seidman, LLP